07023618

Bone Medical

2 May 2007

82-34895

SEC MAIL PROCESSING RECEIVED MAY 14 2007 WASH. D.C. 186 SECTION

US Securities and Exchange Commission
Attention: Filing Desk
100 F Street, N.E.
Washington DC 20549
USA

Dear Sir/Madam

SUPPL

BONE MEDICAL LTD – ADR FILING SEC FILE NUMBER 82-34895

In accordance with the SEC's ADR program, please find below a table of all our recent announcements together with the attachments.

Date	Announcement Title	Annexure
31 January 2007	Commitments Test Entity - Second Quarter Report	1
12 February 2007	Investor Presentation	2
21 February 2007	Proactive Arthritis Drug TNF Research	3
28 February 2007	Half Yearly Report & Half Year Accounts	4
12 March 2007	Investor Presentation	5
12 March 2007	Appendix 3B	6
12 March 2007	Appendix 3B	7
2 April 2007	Letter to Option Holders	8
30 April 2007	Commitments Test Entity - Third Quarter Report	9

If you have any queries do not hesitate to contact me on:

Office line: +61 8 9486 164

Mobile: +61 417 717 480

Email: gabriel@laurus.net.au

PROCESSED
MAY 21 2007
THOMSON FINANCIAL

Yours sincerely

Gabriel Chiappini

Company Secretary

Bone Medical Limited
1 Sarich Way, Technology Park, Bentley 6102 Western Australia
Ph: +61 8 9355 5123 Fax: +61 8 9355 5210

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

BONE MEDICAL LIMITED

ABN	Quarter ended ("current quarter")
70 009 109 755	31st December 2006

Consolidated statement of cash flows

Cash flows related to operating activities			Current quarter $A	Year to date (12 months) $A
1.1	Receipts from customers			
1.2	Payments for	(a) staff costs	(146,577)	(298,697)
		(b) advertising and marketing	-	-
		(c) research and development	(795,382)	(928,473)
		(d) leased assets	-	-
		(e) other working capital	(177,135)	(306,752)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		14,664	21,035
1.5	Interest and other costs of finance paid		-	-
1.6	Income taxes paid		-	-
1.7	Other – Government Grants		-	291,236
	Net operating cash flows		**(1,104,430)**	**(1,221,651)**

+ See chapter 19 for defined terms.

		Current quarter $A	Year to date (12 months) $A
1.8	Net operating cash flows (carried forward)	(1,104,430)	(1,221,651)
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	© intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	-	-
1.14	**Total operating and investing cash flows**	-	-
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	-	1,783,107
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Other:- Government Grants Income	-	-
	Net financing cash flows	-	**1,783,107**
	Net increase (decrease) in cash held	**(1,104,430)**	**561,456**
1.21	Cash at beginning of quarter/year to date	1,886,444	220,558
1.22	Exchange rate adjustments to item 1.20	-	-
1.23	**Cash at end of quarter**	**782,014**	**782,014**

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A
1.24	Aggregate amount of payments to the parties included in item 1.2	760,094
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Nil

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Nil

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Nil

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A	Amount used $A
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A	Previous quarter $A
4.1	Cash on hand and at bank	34,044	118,473
4.2	Deposits at call	247,970	1,767,971
4.3	Bank overdraft	-	-
4.4	Other – Investment Bill	500,000	-
	Total: cash at end of quarter (item 1.22)	**782,014**	**1,886,444**

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity	Nil	Nil
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies, which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does /~~does not~~* *(delete one)* give a true and fair view of the matters disclosed.

Sign here: [signature]

Chief Financial Officer Date: 31st January 2007

Print name: Ed Daquino

+ See chapter 19 for defined terms.

Bone Medical

ASX/MEDIA RELEASE

12th February 2007

INVESTOR PRESENTATION

Bone Medical Limited (ASX: BNE) ("Bone Medical" or "the company") please find attached an investor presentation to be presented to existing and potential shareholders during the current week by the company's Chairman, Mr Paul Hopper and Director, Mr Leon Ivory.

- ENDS -

For more information about Bone Medical Limited, please contact:

Paul Hopper
Executive Chairman
Mobile +1 858 200 5636 (USA)
Australian Office +61 8 9355 5123

Or visit: www.bonemedical.com

About Bone Medical Limited

Bone Medical Limited is an international biopharmaceutical development company positioned to exploit the growing market in the treatment of bone disease particularly in osteoporosis and arthritis. Bone has a portfolio of biopharmaceutical development projects for the treatment of bone disease including,

Osteoporosis

- Capsitonin™ oral calcitonin
- oral parathyroid hormone
- bone cell regulators BN005 & BN008

Arthritis

- TNF regulators BN006
- joint protection & collagen tolerance BN007

Bone Medical



Paul Hopper
Executive Chairman

Feb 2007

Bone Medical

Safe Harbour Statement



This presentation contains forward-looking statements that involve risks and uncertainties. These forward-looking statements are not guarantees of Bone Medical Limited's future performance and involve a number of risks and uncertainties that may cause actual results to differ materially from the results discussed in these statements. Factors that might cause the Company's results to differ materially from those expressed or implied by such forward-looking statements include but are not limited to, development and commercialisation of the Company's product portfolio; development or acquisition of additional products; and other risks and uncertainties. Bone Medical Limited undertakes no duty to update any of these forward-looking statements to confirm them to actual results.

Corporate Overview

- Founded December 2002 - listed on Australian Stock Exchange
- Novel, proprietary oral drug delivery technology for musculoskeletal disease
- Phase I / 2a clinical trial for oral calcitonin- Capsitonin™- completed
- Phase I clinical study for oral parathyroid hormone- Perthoxal™ completed
- Listed Public August 2004
  - Ticker: (ASX:BNE) (ADR:BMEDY.PK)
  - Office: Bentley, WA, Australia 6102
  - Shares Outstanding: 70,894,433 (Ordinary); 9,999,204 (Preferred C); 7,264,041 (Options)
  - Market Cap (Jan 2007): A$xx million (20 cents per share)
- Over A$5.5 million spent to date developing two core compounds
- Approximately A$0.6 million cash on-hand

Bone Medical

Successful 2006

- ✓ Raised $1.8m Nov 2006;
- ✓ Submitted Phase 2 oral sCT clinical trial protocol for Ethics approval in Qld;
- ✓ Submitted two Phase 1& 2 Study protocols for sCT & Perthoxal (PTH) for Ethics approval in Brazil;
- ✓ Research report by CCZ;
- ✓ Advanced pre-clinical animal studies on promising TNF down-regulator for rheumatoid arthritis in Germany & UK;
- ✓ Strengthened Board & management;
- ✓ Receipt of Australian Govt grants totaling A$540K
- ✓ Growing focus on UK & Europe;



Market Opportunity

- **Osteoporosis - sCT & PTH**
  - Approximately 200 million women worldwide
  - Incidence is expected to “double” in the next 50 years
  - Estimated US$40 billion spent in USA and Europe
- **Osteoarthritis - sCT & TNF**
  - Over 20 million people in the U.S. alone
  - Most common form of arthritis, approximately 5-10% of population will develop



Sources: International Osteoporosis Foundation, CDC, Mayo Clinic, NIAMS, National Center for Chronic Disease Prevention and Health Promotion

Bone Medical

Competitor Drugs

PRODUCT	FORMULATON	THERAPEUTIC CLASS	SALES -US$ 2005	MARKETER
Miacalcin	Inhaled	Calcitonin	$275m	Novartis
Forteo	SQ Injection	Parathyroid Hormone	$402m	Eli Lilly
Fosamax	Oral Tablet	Bisphosphonate	$2,075m	Merck
Actonel	Oral Tablet	Bisphosphonate	$1,058m	P&G
Evista	Oral Tablet	Estrogen Modulator	$709m	Eli Lilly


Miacalcin


FOSAMAX

Actonel 5mg


Bone Medical

BNE'S Advantage





Novel Oral Formulation

Proprietary oral drug delivery technology

Enteric coating to protect against stomach acids


Medical

Capsule Contents:
Drug, stabilizer, solubilizer,
(GRAS pharmaceutical excipients)


Capsule contents
Improved transcellular absorption
Surface of intestine

- Formulated as a dry powder in an enteric coated capsule – simple and cheap to manufacture
- Capsule protects therapeutic peptides (sCT and PTH) from gastric degradation
- Capsule contents released in the jejunum in an area with neutral pH
- Technology utilizes existing approved substances – no NCE involvement
- Opportunity for rapid 505(b)(2) NDA submission

Bone Medical

FDA- Capsitonin Meeting

- Pre-IND minutes received Feb 2005
- Meeting focused on sCT as treatment for osteoporosis
- Bioequivalence development path and 505(b)(2) regulatory review process discussed
- Current Phase 2 trial will compare oral sCT with nasal spray (to demonstrate bioequivalence)
- Complete dose-ranging study & toxicology study



Bone Medical

The 505(b)(2) - an NDA that Saves Time & Money

- This route permits companies to obtain FDA approval of new drug applications (NDAs) by relying, in part, on the FDA's findings for a previously approved drug;
- Examples of drugs which would fall under 505(b)(2) include changes in route of administration such as Bone's sCT & PTH, dosage & formulation, modified active ingredient, or new indication for previously approved drugs;
- Drugs appropriate for the 505(b)(2) pathway avoid lengthy, costly and in many cases, repetitive preclinical and clinical trials

Upcoming Clinical Trials

- Capsitonin – Currently enrolling for Phase 2 repeat-dose, dose-ranging study in 35 subjects– Q-Pharm, Queensland
- Capsitonin – Ethics approval expected shortly for single-dose formulation & dosing study in 8 subjects; Q2 2007 – Brazil
- Perthoxal – Ethics approval expected shortly for single-dose formulation & dosing study in 8 subjects; Q1 2007 – Brazil



Bone Medical

TNF Down-Regulator- BN006

- Potential treatment for rheumatoid arthritis (RA) – over-expression of TNF can destroy cartilage in RA
- Oligopeptide structured using a patented peptide scaffold
- Recent experiments carried out in Germany with BNE collaborator, Synovo, demonstrated ability to inhibit production of TNF in rat model, confirming earlier Australian results
- New collaboration announced with Kennedy Institute in London world leaders in anti TNF blockade



Bone Medical

Intellectual Property

- Bone Medical has been granted exclusive worldwide rights to oral drug delivery technology in the field of musculoskeletal disease under three patent pending applications for each product:
- the use of aromatic alcohols to enhance the uptake of peptides across the small intestine;
- pharmaceutical compositions containing certain proportions of aromatic alcohols;
- and methods of solubilisation.



Key Management

Board of Directors ···· **Non-Executive Director** Barry Walker M.D. ···· **Non-Executive Director** Troels Jordansen ··· **Director & Corp Sec** Gabriel Chiappini

Role	Background
Executive Chairman **Paul Hopper**	Capitalization, governance, business development Vaccinoma Inc, Innovate Oncology, AustCancer
Chief Scientific Officer **Roger New, Ph.D.**	R&D, formulation, product development Proxima Concepts, Cortecs, Biocompatibles
VP Clinical & Regulatory **Tony Lockett, M.D.**	R&D, clinical development, regulatory Covance, Parke-Davis
International BD Director **Tim Earle**	Business development and corporate finance Biorex R&D, VIMRx Pharmaceuticals, PA
Australian Director **Leon Ivory**	Australian Director Corporate Finance, Investment Banking
Chief Financial Officer **Ed Daquino**	Finance, accounting, corporate administration Retail, manufacturing, construction

Business Strategy

1. Outsource clinical development & manufacturing
   - Minimal infrastructure cost and savings
   - Corporate / management focus

2. Partner Capsitonin & Perthoxal (out-license and/or co-promotion)
   - Rapidity to market and market up-take
   - Minimize infrastructure build & capital needs

3. Selectively develop and out-license compounds in pipeline
   - Broaden drug pipeline and product offerings
   - Increase revenues and corporate growth

Why Bone Medical?

- ✓ No molecule risk for sCt & PTH *-FDA APPROVED DRUGS*
- ✓ Two products in clinical trials:
- ✓ Rapid regulatory process: potential bioequivalence &/or 505(b)(2) NDA submissions
- ✓ Multi-billion dollar market opportunity(s)
- ✓ Unique oral formulation technology with no NCE involvement
- ✓ Balanced portfolio between lower-risk drug delivery programs and potential breakthrough future treatments
- ✓ Experienced management driving low-cost business model



Bone Medical

Year Ahead – Value Drivers



- ✓ Complete Qld & Brazil trials for sCT
- ✓ End-of-Phase 2 meeting with FDA for sCT
- ✓ Complete Brazil trial for PTH
- ✓ Develop out-licensing discussions
- ✓ Submit further Govt grant applications
- ✓ Enhance SAC & management
- ✓ TNF down-regulator results from Kennedy institute, London (Imperial College)
- ✓ Appointment of Australian broker -CCZ- & build relationships with institutional investment community
- ✓ Value opportunity against US comparisons

Bone Medical

Share Register



- Proxima Concepts 61.4%
- Hall Phoenix 11.6%
- Piruniw Trustee 4.1%
- Top 20 shareholders own 88.74%
- Average monthly trading is 152,920 shares

Contact

Paul Hopper
Executive Chairman
Cell: +1 858 200-5636 (San Diego, CA)
Office: +1-858 759-7342 (San Diego, CA)
Mble:0406 671-515 (Australia)
receptogen@earthlink.net



Bone Medical

Contact

Leon Ivory
Director
Mobile: 0419 428 264 (Western Australia)
Email: leonivory@bone-ltd.com

Ed Daquino
Chief Financial Officer

Head Office
Suite 2, 1 Sarich Way
Technology Park, Bentley
Western Australia 6102
Ph: +61 8 9355 5123
Fax: +61 8 9355 5210

Bone Medical

ASX/MEDIA RELEASE

21 February 2007

BONE'S PROACTIVE ARTHRITIS DRUG ATTACKS THE CAUSE OF ARTHRITIC PAIN

Bone Medical Limited's (ASX-BNE) revolutionary rheumatoid arthritis drug, which attacks the cause of sufferers' pain rather than dealing with the resultant pain, is to undergo advanced testing in the state-of-the-art facility at London's world-renowned Kennedy Institute of Rheumatology.

The new research follows on from positive results in animal studies.

The most effective treatment to date, pioneered by Kennedy Institute Director, Professor Marc Feldmann, and Sir Ravinder Maini, is an antibody that mops up the cause of the painful inflammation, TNF, which is produced by the cells after they have been stimulated.

However, Bone Medical has adopted a more proactive approach of developing the drug, TNF down-regulator candidate BN006, which reduces pain by blocking the response to the stimulus that leads to the production of the unwanted TNF.

"The Kennedy Institute's "cognate assay" in vitro testing system mimics immunological processes in the joints of rheumatoid arthritis (RA) sufferers and is the closest that researchers have ever come to reproducing the conditions found in arthritic joints", the assay's lead developer, Professor Fionula Brennan, said.

"The test uses human cells taken from patients suffering from the disease and mirrors closely the way in which the production of TNF is stimulated", she said.
"Bone's TNF down-regulator is a second-generation approach to the treatment of rheumatoid arthritis and has tremendous promise because of its potential to be administered orally and at a low cost. More research is important to make sure this project progresses rapidly to the clinic." Professor Feldmann said.

- ENDS -

For more information about Bone Medical Limited, please contact:

Paul Hopper
Executive Chairman
Mobile +1 858 200 5636 (USA)
Australian Office +61 8 9355 5123

Bone Medical

Or visit: www.bonemedical.com

About Bone Medical Limited

Bone Medical Limited is an international biopharmaceutical development company positioned to exploit the growing market in the treatment of bone disease particularly in osteoporosis and arthritis. Bone has a portfolio of biopharmaceutical development projects for the treatment of bone disease including,

Osteoporosis

- Capsitonin™ oral calcitonin
- oral parathyroid hormone
- bone cell regulators BN005 & BN008

Arthritis

- TNF regulators BN006
- joint protection & collagen tolerance BN007

Registered Office: Unit2, 1 Sarich Way Technology Park Bentley, Australia WA 6102
Ph: +61 8 9355 5123 Fax: +61 8 9355 5210

Rule 4.2A

Appendix 4D
Half-year Report for the period ending 31 December 2006

Name of entity

BONE MEDICAL LIMITED

ABN	Reporting Period	Previous Corresponding Period
70 009 109 755	Half year ended 31 December 2006	Half year ended 31 December 2005

(1) Results for Announcement to the Market

Financial Results				$A
Revenues from ordinary activities *(item 2.1)*	Down	57.98%	to	21,035
Profit (loss) from ordinary activities after tax attributable to members *(item 2.2)*	Down	18.03%	to	(1,330,950)
Net profit (loss) for the period attributable to members *(item 2.3)*	Down	18.03%	to	(1,330,950)
Final and interim dividends *(item 2.4)*	It is not proposed that either a final or interim dividend be paid .			
Record date for determining entitlements to the dividend *(item 2.5)*	N/A			

Brief explanation of any of the figures reported above *(item 2.6)*:
Refer attached Interim Financial Report.

	Current Period	Previous Corresponding Period
Net tangible assets per ordinary share *(Item 3)*	1.08 cents	2.35 cents

Details of entities over which control has been gained or lost *(item 4)*

N/A

Details of dividends or distribution payments *(item 5)*

- No dividends or distributions are payable.

Details of dividend or distribution reinvestment plans *(item6)*

- There is no dividend reinvestment program in operation for Bone Medical Limited

Details of associates and joint venture entities *(item 7)*

- Bone Medical Limited does not have any investments in associate entities or joint venture interests.

Foreign entities to disclose which accounting standards are used in compiling the report *(item 8)*

- International Accounting Standards

Details of any audit dispute or qualification *(item 9)*

-None

This half-yearly reporting information should be read in conjunction with the most recent annual financial report of the company.

Bone Medical

BONE MEDICAL LIMITED
AND CONTROLLED ENTITIES

ABN 70 009 109 755

INTERIM FINANCIAL REPORT

For the Half-Year ended

31 DECEMBER 2006

CONTENTS

BONE MEDICAL LIMITED
AND CONTROLLED ENTITIES
ABN 70 009 109 755

DIRECTORS' REPORT

Your directors present their report on the financial report of the economic entity, for the half-year ended 31 December 2006.

DIRECTORS

The directors of the Company at any time during or since the end of the half year are:

Paul Hopper	
Roger New	
Leon Ivory	
Barry Walker	
Troels Jordansen	(appointed 16 November 2006)
Gabriel Chiappini	(appointed 18 December 2006)

Directors have been in office since the start of the financial year to the date of this report unless otherwise stated.

COMPANY SECRETARIES

The following persons held the position of Company Secretary during the year:

Gabriel Chiappini

FINANCIALS

The consolidated loss after income tax for the financial half year was $1,330,950 (2005 $1,623,738). after providing for an income tax benefit of $249,000 (2005 $nil). The loss was in line with expectations, with major expenses broadly in line with previous years relating to research and development of the Company's two primary drug candidates in the clinic, Calcitonin (sCT) for osteoporosis and potentially osteoarthritis, Parathyroid Hormone (PTH) for osteoporosis and BN006, its anti TNF downregulator for Rheumatoid Arthritis, and administrative overheads.

OPERATIONS

Bone Medical has made good progress during the period:

- **Successful capital raising of $1.8m** – completed in November 2006 ,the raising was well supported by existing shareholders;
- **Submitted Phase 2 oral sCT clinical trial protocol and achieved Ethics approval in Qld** – an important milestone for our lead clinical candidate to enter Phase 2 clinical trials;
- **Submitted two Phase 1& 2 Study protocols for sCT & PTH for Ethics approval**;
- **Research report by broker CCZ** – continuing the Company's strategy to increase the institutional investment appeal of Bone Medical;
- **Advanced pre-clinical animal studies on promising TNF down-regulator for rheumatoid arthritis in Germany & UK** – early data from this pre-clinical candidate has provided encouragement to progress to the next stage of testing;
- **Strengthened Board** – appointment of Mr. Gabrielle Chiappini in Perth and Mr. Troels Jordansen in London as non-executive directors;
- **Receipt of Australian Government grants totaling A$540K**

DIRECTORS' REPORT (continued)

EVENTS POST BALANCE DATE

There has been no material events subsequent to the half-year ended 31 December 2006.

Current Outlook:

Progressive clinical data from human trials remains the primary focus of the Company, and to that end it was an important milestone to commence a Phase 2 trial for sCT in Queensland, in February 2007.

sCT is Bone's lead product, and the trial will recruit 35 post menopausal women in a bioequivalence study comparing Bone's oral sCT, against Miacalcin, a calcitonin nasal spray marketed by Novartis. Results from this trial are expected to be available during the fourth quarter.

We are awaiting final Ethics Committee approval, for Bone to conduct two small dosing studies for sCT and PTH in eight post menopausal women, and these trials are also expected to be concluded by the end of the financial year. Following the establishment of the studies at the prestigious Kennedy Institute in London we will be advancing animal studies in their unique rheumatoid arthritis model for our Anti TNF regulator.

Looking ahead, the Board expects further progress to be achieved, and remains positive about the prospects of the Company.

Auditors Declaration

The Auditors Independence Declaration under section 307C of the Corporations Act 2001 is set out on page 5 for the half year ended 31 December 2006.

This report is signed in accordance with a resolution of the Board of Directors.

Director: [signature]
Leon Ivory

Date: 28TH February 2007

BDO

Chartered Accountants
& Advisers

Level 8, 256 St George's Terrace Perth WA 6000
PO Box 7426 Cloisters Square Perth WA 6850
Tel: (61-8) 9360 4200
Fax: (61-8) 9481 2524
Email: bdo@bdowa.com.au
www.bdo.com.au

28 February 2007

The Directors
Bone Medical Ltd
Suite 2
1 Sarich Way
Technology Park
Bentley WA 6102

Dear Sirs

DECLARATION OF INDEPENDENCE BY BDO TO THE DIRECTORS OF BONE MEDICAL LIMITED

To the best of my knowledge and belief, there have been no contraventions of:

- the auditor independence requirements of the Corporations Act in relation to the review; and
- any applicable code of professional conduct in relation to the review.

Yours faithfully
BDO
Chartered Accountants

M Shafizadeh
Partner

Consolidated Income Statement

For the half year ended 31st December, 2006

	Economic Entity	
	31.12.2006	**31.12.2005**
Revenue from continuing operations	21,035	50,054
Research & development	(1,054,014)	(908,898)
Employee benefits expense	(155,701)	(280,436)
Professional consultants expense	(104,120)	(111,129)
Impairment of goodwill	-	-
Depreciation & amortisation expense	(3,602)	(1,807)
External consultants expense	(128,031)	(84,554)
Legal fees	(6,214)	(81,701)
Travel expense	(13,846)	(9,211)
Business development expense	(17,950)	(1,364)
Public relations expense	-	(24,056)
Other expenses	(117,507)	(170,636)
Loss before income tax	(1,579,950)	(1,623,738)
Income tax benefit	249,000	-
Loss from continuing operations	(1,330,950)	(1,623,738)
Loss attributable to minority equity interest	-	-
Loss attributable to members of the parent entity	(1,330,950)	(1,623,738)

Earnings Per Share

Basic Loss per share (cents per share)	(1.97)	(3.83)

The consolidated income statement should be read in conjunction with the accompanying notes

Consolidated Balance Sheet	**Economic Entity**	
For the half year ended 31st December, 2006	**31.12.2006**	**30.06.2006**
ASSETS		
CURRENT ASSETS		
Cash & Cash Equivalents	782,014	220,559
Trade & Other Receivables	265,958	304,706
TOTAL CURRENT ASSETS	1,047,972	525,265
NON-CURRENT ASSETS		
Property Plant & Equipment	24,986	25,979
Intangible Assets - Goodwill	1,956,599	1,956,599
TOTAL NON-CURRENT ASSETS	1,981,585	1,982,578
TOTAL ASSETS	3,029,557	2,507,843
LIABILITIES		
CURRENT LIABILITIES		
Trade & Other Payables	345,251	283,894
TOTAL CURRENT LIABILITIES	345,251	283,894
NON-CURRENT LIABILITIES		
Trade & Other Payables	-	-
TOTAL NON-CURRENT LIABILITIES	-	-
TOTAL LIABILTIES	345,251	283,894
NET ASSETS	2,684,306	2,223,949
EQUITY		
Contributed Equity	10,057,990	8,274,883
Accumulated Losses	(7,690,884)	(6,359,934)
Reserves	317,200	309,000
Parent entity interest	2,684,306	2,223,949
Minority interest	-	-
TOTAL EQUITY	2,684,306	2,223,949

The consolidated balance sheet should be read in conjunction with the accompanying notes

Consolidated Statement of Changes in Equity
For the half-year ended 31 December 2006

	Note	Issued Capital Ordinary $	Issued Capital Convertible Preference $	Retained Earnings $	Option Premium Reserve $	Minority Equity Interests $	Total $
Balance at 1.7.2005		5,871,850	800,000	(3,577,458)	331,130	26,382	3,451,904
Loss attributable to members of parent entity		-		(1,623,738)	-	-	(1,623,738)
Ordinary shares issued during the year		1,576,651		-	-	-	1,576,651
Options forfeited during the year		-		-	(30,330)	-	(30,330)
Purchase of minority shareholders interest		26,382		-	-	(26,382)	-
Balance at 31.12.2005		7,474,883	800,000	(5,201,196)	300,800	-	3,374,487
Balance at 1.7.2006		7,474,883	800,000	(6,359,934)	309,000	-	2,223,949
Loss attributable to members of parent entity		-		(1,330,950)	-	-	(1,330,950)
Ordinary shares issued during the year		1,783,107		-	-	-	1,783,107
Options issued during the year		-		-	8,200	-	8,200
Balance at 31.12.2006		9,257,990	800,000	(7,690,884)	317,200	-	2,684,306

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes

Consolidated Cash Flow Statement
for the half-year ended 31 December 2006

	Note	Economic Entity 31.12.2006	31.12.2005
CASH FLOWS FROM OPERATING ACTIVITIES			
Receipts from government grants inclusive of goods & services tax		291,236	11,909
Payments to suppliers & employees inclusive of goods & services tax		(1,531,316)	(1,634,152)
Interest received		21,035	39,229
Net cash (outflow) from operating activities		(1,219,045)	(1,583,014)
CASH FLOWS FROM INVESTING ACTIVITIES			
Payments for purchase of property, plant & equipment		(2,608)	(5,738)
Net cash (outflow) from investing activities		(2,608)	(5,738)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issue of shares & other equity securities		1,783,107	1,575,611
Net cash inflow from financing activities		1,783,107	1,575,611
Net increase (decrease) in cash & cash equivalents		561,455	(13,141)
Cash & cash equivalents at beginning of the half year		220,559	1,678,590
Cash & cash equivalents at the end of half year		782,014	1,665,449

The above consolidated cash flow statements should be read in conjunction with the accompanying notes

NOTES TO FINANCIAL REPORTS

Note 1: Basis of Preparation

The half-year consolidated financial statements are a general purpose financial report prepared in accordance with the requirements of the Corporations Act 2001, Australian Accounting Standard AASB 134: Interim Financial Reporting, Urgent Issues Group Interpretations and other authoritative pronouncements of the Australian Accounting Standards Board.

It is recommended that this financial report be read in conjunction with the annual financial report for the year ended 30 June 2006 and any public announcements make by Bone Medical Limited and its controlled entities during the half-year in accordance with the continuous disclosure requirements arising under the Corporations Act 2001.

The half-year report does not include full disclosures of the type normally included in an annual financial report.

Reporting Basis and Conventions

The half-year report has been prepared on an accruals basis and is based on historical costs modified by the revaluation of selected non-current assets, financial assets and financial liabilities for which the fair value basis of accounting has been applied.

The accounting policies adopted are consistent with those of the previous financial year & corresponding interim reporting period.

Accounting Policies

(a) Going Concern

The accounts have been prepared on a going concern basis. Future capital raisings will be required in order to continue the research and development of the company's products and technology to achieve a position where they can commercialise or market the products and technology.

In common with biotechnology companies, the company's operations are subject to risk & uncertainty due primarily to the nature of research, development and commercialisation to be undertaken.

The ability of the company to continue as a going concern is dependent upon the company raising significant further capital sufficient to meet the company's expenditure commitments.

The company is required to raise significant additional funding in order to continue to research and develop the company's products and technology to achieve a position where they can commercialise or market the products and technology.

The Directors and senior management have prepared a cash flow forecast for the foreseeable future reflecting the above mentioned expectations and their effect upon Bone Medical Limited or controlled entities. The achievement of the forecast is dependant upon the future capital raising the outcome if which is uncertain.

In the event that sufficient capital raising at an amount and timing necessary to meet the future budgeted operational and investing activities of the company is unfavourable the Directors believe that they will be able to contain the operating and investment activities sufficiently to ensure that Bone Medical Limited or controlled entities can meet its debts as and when they become due and payable.

In the unlikely event that the events referred to above results in a negative outcome, then the going concern basis of accounting may not be appropriate with the result that the Group may have to realise its assets and extinguish its liabilities other than in the normal course of business and in amounts different from that stated in the financial report.

The financial report does not include any adjustments relating to the recoverability or classification of recorded asset amounts or classification of liabilities that might be necessary should Bone Medical Limited or controlled entities not be able to continue as a going concern.

NOTES TO FINANCIAL REPORTS (continued)

Note 2: Profit for the half-year

There were no items included in the loss for the half-year that that were considered to be unusual because of their nature size or incidence

Note 3: Segment Information

In the half-year ending 31st December 2006 & 31st December 2005, the Company has predominantly undertaken all its business activities in the biopharmaceutical segment in Australia.

Note 4: Contingent Liabilities

License agreement obligations:-

Under the license agreement between Bone Limited and Axcess Limited the following terms apply: £1,030,000 is payable to Axcess Limited as a lump sum payment upon either of the following events occurring:-

- Bone Limited will be required to pay 50% of any licensing fees received from the commercialisation of the technology, up to the total fee due.
- If Bone Medical commences a phase III human clinical trial and has at least AUD5 million cash in the bank or
- Raises a cumulative total of AUD15 million in new capital, then the full fee would become due less any instalments paid.

If by the 4th January 2006 the licence payment has not been paid in full, a monthly interest charge is payable on the unpaid balance at a rate equal to the 30 day London Interbank Offer Rate (LIBOR) on the 4th day of each month plus 2%.

As at the date of this report, no claim for this interest has been received by the company.

Note 5: Dividends

No dividends were declared during the half year.

Note 6: Discontinued Operation

2006
There were no discontinued operations in the half-year ended 31st December, 2006

2005
There were no discontinued operations in the half-year ended 31st December, 2005.

Note 7: Events occurring after the balance sheet date

There have been no significant events after the balance sheet date being 31st December, 2006.

Note 8: Equity securities issued

Issues of ordinary shares during the half-year	**2006 Shares**	**2005 Shares**	**2006 $**	**2005 $**
Ordinary shares issued by prospectus		6,064,041		1,576,651
Ordinary shares issued by private placement	6,604,101		1,783,107	
	6,604,101	6,064,041	1,783,107	1,576,651

Directors' Declaration

The directors of the company declare that:

(1) The financial statements & notes set out on pages 6 to 11:

(a) comply with accounting standard AASB 134: Interim Financial Reporting and the Corporations Regulations; and

(b) give a true & fair view of the economic entity's financial position as at 31 December, 2006 and of its performance for the half-year ended on that date.

(2) In the directors' opinion, there are reasonable grounds to believe that the company will be able to pay its debts as & when they become due & payable.

This declaration is made in accordance with a resolution of the Board of Directors.

Leon Ivory
Director

Perth, Western Australia
28th February, 2007

BDO

Chartered Accountants
& Advisers

Level 8, 256 St George's Terrace Perth WA 6000
PO Box 7426 Cloisters Square Perth WA 6850
Tel: (61-8) 9360 4200
Fax: (61-8) 9481 2524
Email: bdo@bdowa.com.au
www.bdo.com.au

INDEPENDENT AUDITOR'S REVIEW REPORT
TO THE MEMBERS OF BONE MEDICAL LTD

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Bone Medical Ltd, which comprises the condensed balance sheet as at 31 December 2006, and the condensed income statement, condensed statement of changes in equity and condensed cash flow statement for the half-year ended on that date, a statement of accounting policies, other selected explanatory notes and the directors' declaration of the consolidated entity comprising the disclosing entity and the entities it controlled at the half-year end or from time to time during the half-year (in order for the disclosing entity to lodge the half-year financial report with the Australian Securities and Investments Commission).

Directors' Responsibility for the Half-Year Financial Report

The directors of the disclosing entity are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act* 2001. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 *Review of an Interim Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the *Corporations Act* 2001 including: giving a true and fair view of the disclosing entity's financial position as at 31 December 2006 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations* 2001. As the auditor of Bone Medical Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the *Corporations Act* 2001. We confirm that the independence declaration required by the *Corporations Act* 2001, provided to the directors of Bone Medical Ltd on 28 February 2007 would be in the same terms if provided to the directors as at the date of this auditor's review report.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Bone Medical Ltd is not in accordance with the *Corporations Act* 2001 including:

(a) giving a true and fair view of the consolidated entity's financial position as at 31 December 2006 and of its performance for the half-year ended on that date; and

(b) complying with Accounting Standard AASB 134 *Interim Financial Reporting* and Corporations Regulations 2001.

Inherent Uncertainty Regarding Continuation as a Going Concern

Without qualification to the opinion expressed above, attention is drawn to the following matter. As a result of the matters described in Note 1, there is significant uncertainty whether Bone Medical Limited and controlled entities will be able to continue as a going concern and therefore whether it will realise its assets and extinguish its liabilities in the normal course of business and at amounts stated in the financial report. The financial report does not include any adjustments relating to the recoverability or classification of recorded asset amounts or to the amounts or classification of liabilities that might be necessary should the company and the group not continue as going concerns.

The company will need to raise significant further capital in order to meet the expenditure commitments to continue to research and develop the company's products and technology.

Inherent Uncertainty Regarding Recoverability of Goodwill.

Without qualification to the opinion expressed above, attention is drawn to the following matter. As indicated in the financial statements, there is goodwill on consolidation as at 31 December 2006 with a carrying value of $1,956,599. This amount is recoverable based upon Bone Medical Limited and controlled entities being able to continue as a going concern as outlined in the above paragraph.

The amount is also dependent upon the company being able to successfully exploit the company's products and technology at amounts in excess of the carrying value of the goodwill.

BDO
Chartered Accountants

M Shafizadeh
Partner
Perth, Western Australia
Dated this 28th day of February 2007

Bone Medical

ASX/MEDIA RELEASE

12th March 2007

INVESTOR PRESENTATION

Bone Medical Limited (ASX: BNE) ("Bone Medical" or "the company") please find attached an updated investor presentation.

- ENDS -

For more information about Bone Medical Limited, please contact:

Paul Hopper
Executive Chairman
Mobile +1 858 200 5636 (USA)
Australian Office +61 8 9355 5123

Or visit: www.bonemedical.com

About Bone Medical Limited

Bone Medical Limited is an international biopharmaceutical development company positioned to exploit the growing market in the treatment of bone disease particularly in osteoporosis and arthritis. Bone has a portfolio of biopharmaceutical development projects for the treatment of bone disease including,

Osteoporosis

- Capsitonin™ oral calcitonin
- oral parathyroid hormone
- bone cell regulators BN005 & BN008

Arthritis

- TNF regulators BN006
- joint protection & collagen tolerance BN007

Bone Medical



Paul Hopper
Executive Chairman

March 2007

Bone Medical

Safe Harbour Statement



This presentation contains forward-looking statements that involve risks and uncertainties. These forward-looking statements are not guarantees of Bone Medical Limited's future performance and involve a number of risks and uncertainties that may cause actual results to differ materially from the results discussed in these statements. Factors that might cause the Company's results to differ materially from those expressed or implied by such forward-looking statements include but are not limited to, development and commercialisation of the Company's product portfolio; development or acquisition of additional products; and other risks and uncertainties. Bone Medical Limited undertakes no duty to update any of these forward-looking statements to confirm them to actual results.

Corporate Overview

- Founded December 2002 - listed on Australian Stock Exchange (ASX:BNE)
- Novel, proprietary oral drug delivery technology for musculoskeletal disease
- Phase I / 2a clinical trial for oral calcitonin- Capsitonin™- completed
- Phase I clinical study for oral parathyroid hormone- Perthoxal™ completed
- Market Cap (March 2007): A$ 23 million (33 cents per share)
- Shares Outstanding: 70,894,433 (Ordinary); 9,999,204 (Preferred C); 7,264,041 (Options)
- Over A$7.5 million invested to date developing two core compounds
- Approximately A$0.4 million cash on-hand

Successful 2006

- ✓ Raised $1.8m Nov 2006;
- ✓ Submitted Phase 2 oral sCT clinical trial protocol for Ethics approval in Qld;
- ✓ Submitted two Phase 1& 2 Study protocols for sCT & Perthoxal (PTH) for Ethics approval in Brazil;
- ✓ Research report by CCZ;
- ✓ Advanced pre-clinical animal studies on promising TNF down-regulator for rheumatoid arthritis in Germany & UK;
- ✓ Strengthened Board & management;
- ✓ Receipt of Australian Govt grants totaling A$791K
- ✓ Growing focus on UK & Europe;



Market Opportunity

- **Osteoporosis - sCT & PTH**
  - Approximately 200 million women worldwide
  - Incidence is expected to "double" in the next 50 years
  - Estimated US$40 billion spent in USA and Europe
- **Osteoarthritis - sCT & TNF**
  - Over 20 million people in the U.S. alone
  - Most common form of arthritis, approximately 5-10% of population will develop



Sources: International Osteoporosis Foundation, CDC, Mayo Clinic, NIAMS, National Center for Chronic Disease Prevention and Health Promotion

Bone Medical

Competitor Drugs

PRODUCT	FORMULATON	THERAPEUTIC CLASS	SALES -US$ 2005	MARKETER
Miacalcin	Inhaled	Calcitonin	$275m	Novartis
Forteo	SQ Injection	Parathyroid Hormone	$402m	Eli Lilly
Fosamax	Oral Tablet	Bisphosphonate	$2,075m	Merck
Actonel	Oral Tablet	Bisphosphonate	$1,058m	P&G
Evista	Oral Tablet	Estrogen Modulator	$709m	Eli Lilly


Miacalcin
FORTEO
FOSAMAX
Actonel 5mg

Bone Medical

BNE'S Advantage

Oral forms of injectable drugs using proprietary delivery without changing the drug



Bone Medical

Novel Oral Formulation

Proprietary oral drug delivery technology

Enteric coating to protect against stomach acids


Medical

Capsule Contents:
Drug, stabilizer, solubilizer,
(GRAS pharmaceutical excipients)


Capsule contents
Improved transcellular absorption
Surface of intestine

- Formulated as a dry powder in an enteric coated capsule – simple and cheap to manufacture
- Capsule protects therapeutic peptides (sCT and PTH) from gastric degradation
- Capsule contents released in the jejunum in an area with neutral pH
- Technology utilizes existing approved substances – no NCE involvement
- Opportunity for rapid 505(b)(2) NDA submission

Bone Medical

Lead Compound-sCT

Capsitonin™ *Oral Capsule*
(synthetic salmon calcitonin peptide)

Synthetic peptide of salmon calcitonin


Gly
Pro
Cys
Cys
Leu
Asn
Leu
Ser
Thr
N
H
H
Calcitonin

"Calcitonin has been used safely as a treatment for osteoporosis for over 30 years!"- currently approved as an injection or nasal spray

- Mechanism of Action:
  - Calcitonin aids in the maintenance of bone structure by interfering with osteoclast activity.
- Current Route of Administration
  - Nasal spray or injectible
- Use/Indication:
  - Osteoporosis
- Side Effects:
  - Mild joint ache, headache

Bone Medical

FDA- Capsitonin Meeting

- Pre-IND minutes received Feb 2005
- Meeting focused on sCT as treatment for osteoporosis
- Bioequivalence development path and 505(b)(2) regulatory review process discussed
- Current Phase 2 trial will compare oral sCT with nasal spray (to demonstrate bioequivalence)
- Complete dose-ranging study & toxicology study



The 505(b)(2) - an NDA that Saves Time & Money

- This route permits companies to obtain FDA approval of new drug applications (NDAs) by relying, in part, on the FDA's findings for a previously approved drug;
- Examples of drugs which would fall under 505(b)(2) include changes in route of administration such as Bone's sCT & PTH, dosage & formulation, modified active ingredient, or new indication for previously approved drugs;
- Drugs appropriate for the 505(b)(2) pathway avoid lengthy, costly and in many cases, repetitive preclinical and clinical trials

BACHEM - reliable, high quality sCT vendor

- Established 1971- dedicated to peptides since formation
- World's largest peptide producer
- Six locations: three FDA approved cGMP manufacturing sites (one in USA, two in Switzerland)
- 575 employees

BACHEM

Bone Medical

Lead Compound-PTH

[redacted]

Synthetic peptide of the human hormone



"The bone forming effects of parathyroid hormone have been known for 70 years!"

- Mechanism of Action:
  - A controlling agent for maintaining normal calcium levels in the blood for strong formation of new bone.
- Route of Administration:
  - Injectible
- Use/Indication:
  - Osteoporosis
- Side Effects:
  - Some leg cramps, mild headache

Bone Medical

Upcoming Clinical Trials

- Capsitonin – Currently enrolling for Phase 2 repeat-dose, dose-ranging study in 35 subjects– Q-Pharm, Queensland
- Capsitonin – Ethics approval expected shortly for single-dose formulation & dosing study in 8 subjects; Q2 2007 – Brazil
- Perthoxal – Ethics approval expected shortly for single-dose formulation & dosing study in 8 subjects; Q1 2007 – Brazil



Bone Medical

TNF Down-Regulator- BN006

- Potential treatment for rheumatoid arthritis (RA) – over-expression of TNF can destroy cartilage in RA
- Oligopeptide structured using a patented peptide scaffold
- Recent experiments carried out in Germany with BNE collaborator, Synovo, demonstrated ability to inhibit production of TNF in rat model, confirming earlier Australian results
- New collaboration announced with Kennedy Institute in London world leaders in anti TNF blockade



Intellectual Property

- Bone Medical has been granted exclusive worldwide rights to oral drug delivery technology in the field of musculoskeletal disease under three patent pending applications for each product:
- the use of aromatic alcohols to enhance the uptake of peptides across the small intestine;
- pharmaceutical compositions containing certain proportions of aromatic alcohols;
- and methods of solubilisation.



Bone Medical

Key Management

Board of Directors ..... Non-Executive Director **Barry Walker M.D.** ..... Non-Executive Director **Troels Jordansen** ... Director & Corp Sec **Gabriel Chiappini**

Position / Name	Role / Background
Executive Chairman **Paul Hopper**	Capitalization, governance, business development Vaccinoma Inc, Innovate Oncology, AustCancer
Chief Scientific Officer **Roger New, Ph.D.**	R&D, formulation, product development Proxima Concepts, Cortecs, Biocompatibles
VP Clinical & Regulatory **Tony Lockett, M.D.**	R&D, clinical development, regulatory Covance, Parke-Davis
International BD Director **Tim Earle**	Business development and corporate finance Biorex R&D, VIMRx Pharmaceuticals, PA
Australian Director **Leon Ivory**	Australian Director Corporate Finance, Investment Banking
Chief Financial Officer **Ed Daquino**	Finance, accounting, corporate administration Retail, manufacturing, biotech

Business Strategy

1. Outsource clinical development & manufacturing

- Minimal infrastructure cost and savings
- Corporate / management focus

2. Partner Capsitonin & Perthoxal (out-license and/or co-promotion)

- Rapidity to market and market up-take
- Minimize infrastructure build & capital needs

3. Selectively develop and out-license compounds in pipeline

- Broaden drug pipeline and product offerings
- Increase revenues and corporate growth

Why Bone Medical?

- ✓ No molecule risk for sCt & PTH *-FDA APPROVED DRUGS*
- ✓ Two products in clinical trials:
- ✓ Rapid regulatory process: potential bioequivalence &/or 505(b)(2) NDA submissions
- ✓ Multi-billion dollar market opportunity(s)
- ✓ Unique oral formulation technology with no NCE involvement
- ✓ Balanced portfolio between lower-risk drug delivery programs and potential breakthrough future treatments
- ✓ Experienced management driving low-cost business model



Bone Medical

Year Ahead – Value Drivers



- ✓ Complete Qld & Brazil trials for sCT
- ✓ End-of-Phase 2 meeting with FDA for sCT
- ✓ Complete Brazil trial for PTH
- ✓ Develop out-licensing discussions
- ✓ Submit further Govt grant applications
- ✓ Enhance SAC & management
- ✓ TNF down-regulator results from Kennedy institute, London (Imperial College)
- ✓ Appointment of Australian broker -CCZ- & build relationships with institutional investment community
- ✓ Value opportunity against US comparisons

Bone Medical

Share Register



- Proxima Concepts 61.4%
- Hall Phoenix 11.6%
- Piruniw Trustee 4.1%
- Top 20 shareholders own 88.74%

Bone Medical

Contact

Paul Hopper
Executive Chairman
Cell: +1 858 200-5636 (San Diego, CA)
Office: +1-858 759-7342 (San Diego, CA)
Mble:0406 671-515 (Australia)
receptogen@earthlink.net



Contact

Leon Ivory
Director
Mobile: 0419 428 264 (Western Australia)
Email: leonivory@bone-ltd.com

Ed Daquino
Chief Financial Officer
Email: eddaquino@bone-ltd.com

Head Office
Suite 2, 1 Sarich Way
Technology Park, Bentley
Western Australia 6102
Ph: +61 8 9355 5123
Fax: +61 8 9355 5210

Bone Medical

Abridged Data Pack
March 2007

Capsitonin™ - Phase 1/2a

- **Study Objective and Location**
  - **Phase 1/2a open label safety & tolerability and preliminary efficacy / activity**
  - **Undertaken at St. Georges Hospital, London in 2004**
- **Study Design**
  - **12 post-menopausal, female volunteers; 6-hour study period**
  - **Sequential, cross-over design**
    1. Positive control (Miacalcin™ Nasal) – active comparator
    2. 1250iu Capsitonin™
    3. 2500iu Capsitonin™
  - **Measurement of key biomarkers: serum calcitonin, serum CTX, and blood calcium**

Bone Medical

Falls in Plasma Calcium at Time 12 hours after Administration of Capsitonin™



nasal 200iu
oral 1250iu
oral 2500iu
2
0
-2
-4
-6
-8
-10
0
12
0
12
0
12
Time (hours)
Percent fall in plasma calcium

Bone Medical

Mean Falls Over Time in CTX Bone-Turnover Marker in Subjects Receiving Capsitonin™


time after administration (minutes)
0
50
110
170
230
290
320
0
-5
-10
-15
-20
-25
-30
threshold from literature
for untreated subjects
oral 1250
oral 2500
Percent reduction in
collagen telopeptide

Capsitonin™ Phase 1/2a Conclusions

- Capsitonin safe and well-tolerated in study volunteers
- The study has clearly demonstrated oral delivery of biologically active calcitonin
- Changes in serum CTX levels were statistically significant compared to historical controls
- Pharmacodynamic trend seen in calcium reductions at 12-hour measurement

Perthoxal™ - Phase 1

- **Study Objective**
  - **Phase 1 open label safety & tolerability study and preliminary pharmacodynamic effects**
- **Study Design**
  - **18 post-menopausal, female volunteers**
  - **Sequential, cross-over design (12 of 18 patients only) of two different formulations of Perthoxal™**
    1. Positive control (s.c. injected PTH) – active comparator
    2. Formulation (1) 400ug Perthoxal™
    3. Formulation (2) 400ug Perthoxal™
  - **Measurement of key biomarker: serum calcium concentration**

Bone Medical

Mean Changes in Calcium Relative to Placebo in 8 Subjects Receiving Forteo or Axcess



Plasma calcium (mmol/l)
0.12
0.08
0.04
0.00
0
60
120
180
240
300
360
420
480
540
600
Time (minutes)
Forteo s.c 20ug
Axcess oral 400ug

Independent means t-test on AUCs: p = 0.03

Bayesian analysis: significant effect with 94% confidence limits

• Study Results / Outcomes

- **The study showed that Perthoxal™ was able to be delivered safely and that measurable amounts of calcium were able to be detected in serum**
  - One Perthoxal™ formulation showed increased levels of measurable calcium
- **Both Perthoxal™ formulations were shown to be safe and well tolerated**

BN006 – TNF Down-Regulators

- **Rheumatoid arthritis – auto-immune destruction of soft tissue lining the joints**
- **TNF-α – multifunctional cytokine with major role in inflammation**
- **Use of antibodies to reduce TNF levels has been an effective therapy, but**
  - ✦ very expensive
  - ✦ problematic chronic effects of TNF ablation
- **Bone's in-licensed Mozaic technology used to:**
  - ✦ discover novel combinations of amino acids that bind to cell surface receptors to down-regulate TNF-α production
- **Bone's in-licensed Lexcicon technology used to:**
  - ✦ convert these entities into structured oligopeptides
- **Result is a family of new therapeutic entities**

BN006 – Preclinical Studies

- **An *in vivo* study in rats has shown:**
  - Markedly reduced levels of TNF
  - no signs of pathology arising from the use of the novel oligopeptide
  - lower peritoneal leukocyte numbers in treated animals
- **An *in vitro* study of the mechanism of action showed a suppression in mRNA levels likely to lead to suppression of genes required for TNF-α production**

Bone Medical

TNF levels in LPS-stimulated Rats: Reduction after Administration of BN006 Lead Molecule



Plasma TNF (pg/ml)
16000
12000
8000
4000
0
Vehicle
Lexicon 2.6

Error bars = s.e.m.
Student t test: p = 0.016

Bone Medical

Lead Candidate Acts on Macrophages, but not T cells: Functioning of Immune System Unimpaired



TNF in supernatant of cultured T cells (pg/ml)
120
80
40
Control
16
2
0
No inhibition of TNF secretion from stimulated T cells observed
TNF secretion from macrophages inhibited in dose-related manner
TNF in supernatant of J774 macrophages (pg/ml)
1500
1000
500
0
Con
8
4
2
1
0.5
0.25
0
Concentration of Lead Molecule in wells (ug/ml)

Bone Medical

ASX/MEDIA RELEASE

12th March 2007

APPENDIX 3B – ESCROW RELEASE

Bone Medical Limited (ASX: BNE) ("Bone Medical" or "the company") please find attached appendix 3B for the release of 39,428,819 shares from escrow.

- ENDS -

For more information about Bone Medical Limited, please contact:

Paul Hopper
Executive Chairman
Mobile +1 858 200 5636 (USA)
Australian Office +61 8 9355 5123

Or visit: www.bonemedical.com

About Bone Medical Limited

Bone Medical Limited is an international biopharmaceutical development company positioned to exploit the growing market in the treatment of bone disease particularly in osteoporosis and arthritis. Bone has a portfolio of biopharmaceutical development projects for the treatment of bone disease including,

Osteoporosis

- Capsitonin™ oral calcitonin
- oral parathyroid hormone
- bone cell regulators BN005 & BN008

Arthritis

- TNF regulators BN006
- joint protection & collagen tolerance BN007

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Bone Medical Limited

ABN

70 009 109 755

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
5	Issue price or consideration	
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	

+ See chapter 19 for defined terms.

7	Dates of entering +securities into uncertificated holdings or despatch of certificates		
		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)		
		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	715,781	BNEAM Class C Preference shares
		7,691,968	BNEAU Class C Preference shares restricted to 3/9/06
		1,000,000	BNEAW Options expiring 1/7/08 restricted to 3/9/06 $0.50
		300,000	Employee options exp 1/12/09 ex 60c
		1,591,455	Class C Preference Shares unrestricted
		500,000	Employee options exp 28/2/09, $0.65
		500,000	Employee options exp 28/2/09 $0.48
		500,000	Tranche 3 Employee Options granted 19/7/05 exercisable on performance milestones being met and exercise price being 30 day average of ordinary shares on ASX prior to milestone date.
		500,000	Tranche 2 Employee Options granted 19/7/05 exercisable on performance milestones being met and exercise price being 90 day average of ordinary shares on ASX prior to milestone date
		200,000	Director options expiring December 2008, exercise price $0.47
		500,000	Options expiring 1/2/10, exercise price $0.27
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	NA	

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☒ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	39,428,819	
39	Class of +securities for which quotation is sought	Fully paid ordinary shares	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	End of escrow period	
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	70,894,433 6,064,041	F/P Ordinary shares Options, $0.40, expiring 18 months post allotment

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Company Secretary Date: 12 March 2007

Print name: Mr Gabriel M. Chiappini

== == == == ==

+ See chapter 19 for defined terms.

Bone Medical

ASX/MEDIA RELEASE

12th March 2007

APPENDIX 3B

Bone Medical Limited (ASX: BNE) ("Bone Medical" or "the company") please find attached appendix 3B for the issue of 500,000 unlisted options. The options were ratified by the board at a meeting held on 1 February 2007, at the time of the board meeting the option exercise price was at a 35% premium to the closing price on 1 February 2007.

- ENDS -

For more information about Bone Medical Limited, please contact:

Paul Hopper
Executive Chairman
Mobile +1 858 200 5636 (USA)
Australian Office +61 8 9355 5123

Or visit: www.bonemedical.com

About Bone Medical Limited

Bone Medical Limited is an international biopharmaceutical development company positioned to exploit the growing market in the treatment of bone disease particularly in osteoporosis and arthritis. Bone has a portfolio of biopharmaceutical development projects for the treatment of bone disease including,

Osteoporosis

- Capsitonin™ oral calcitonin
- oral parathyroid hormone
- bone cell regulators BN005 & BN008

Arthritis

- TNF regulators BN006
- joint protection & collagen tolerance BN007

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Bone Medical Limited

ABN

70 009 109 755

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Unlisted Options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	500,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Unlisted options expiring 1 February 2010 Exercise price $0.27

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes – when exercised and quoted
5	Issue price or consideration	Nil – options issued in return for consulting services provided in lieu of payment
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	options issued in return for consulting services provided in lieu of payment

+ See chapter 19 for defined terms.

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	12 March 2007	
		Number	**+Class**
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	31,465,614	F/P Ordinary shares
		6,064,041	Options, $0.40, expiring 18 months post allotment
		Number	**+Class**
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	715,781	BNEAM Class C Preference shares
		35,846,757	BNEAO Ordinary fully paid ordinary shares restricted to 3/9/06
		3,582,062	Ordinary fully paid ordinary shares restricted to 3/9/06
		7,691,968	BNEAU Class C Preference shares restricted to 3/9/06
		1,000,000	BNEAW Options expiring 1/7/08 restricted to 3/9/06 $0.50
		300,000	Employee options exp 1/12/09 ex 60c
		1,591,455	Class C Preference Shares unrestricted
		500,000	Employee options exp 28/2/09, $0.65
		500,000	Employee options exp 28/2/09 $0.48
		500,000	Tranche 3 Employee Options granted 19/7/05 exercisable on performance milestones being met and exercise price being 30 day average of ordinary shares on ASX prior to milestone date.
		500,000	Tranche 2 Employee Options granted 19/7/05 exercisable on performance milestones being met and exercise price being 90 day average of ordinary shares on ASX prior to milestone date
		200,000	Director options expiring December 2008, exercise price $0.47
		500,000	Options expiring 1/2/10, exercise price $0.27

+ See chapter 19 for defined terms.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	NA

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Company Secretary Date: 12 March 2010

Print name: Mr Gabriel M. Chiappini

== == == == ==

+ See chapter 19 for defined terms.

Bone Medical

ASX/MEDIA RELEASE

2nd April 2007

LETTER TO OPTION HOLDERS

Bone Medical Limited (ASX: BNE) ("Bone Medical" or "the company") please find attached a letter issued today to owners of Bone Medical quoted options, the listed options expire on 28 April 2007 with an exercise price of $0.40.

- ENDS -

For more information about Bone Medical Limited, please contact:

Paul Hopper
Executive Chairman
Mobile +1 858 200 5636 (USA)
Australian Office +61 8 9355 5123

Or visit: www.bonemedical.com

About Bone Medical Limited

Bone Medical Limited is an international biopharmaceutical development company positioned to exploit the growing market in the treatment of bone disease particularly in osteoporosis and arthritis. Bone has a portfolio of biopharmaceutical development projects for the treatment of bone disease including,

Osteoporosis

- Capsitonin™ oral calcitonin
- oral parathyroid hormone
- bone cell regulators BN005 & BN008

Arthritis

- TNF regulators BN006
- joint protection & collagen tolerance BN007

BONE MEDICAL LIMITED

Bone Medical

ABN 70 009 109 755

REGISTERED OFFICE
Bone Medical Limited
2/1 Sarich Way, Technology Park
BENTLEY WA 6102
Tel: (08) 9355 5123 Fax: (08) 9355 5210

SHARE REGISTRY
Security Transfer Registrars Pty Ltd
All Correspondence to: PO BOX 535, APPLECROSS WA 6953
Tel (08) 9315 2333 Fax (08) 9315 2233
EMAIL: registrar@securitytransfer.com.au

30 March 2007

Holder No:
No of Options Held:
Amount to Pay:

Dear Option Holder

YOUR OPTIONS TO ACQUIRE BONE MEDICAL LIMITED SHARES AT $0.40 PER SHARE EXPIRE ON 28 APRIL 2007

We are writing to you as a registered holder of 28 APRIL 2007 options in BONE MEDICAL LIMITED to remind you that the options will expire at 5:00pm (WST) on 28 APRIL 2007.

Your option holding may be exercised in whole or in part by payment of $0.40 for each option by no later than 28 April 2007. If payment is not received by 5:00pm (WST) on 28 April 2007 the options will lapse and all rights under the options will cease at that time.

Some of the courses of action available to you as a holder of these soon to expire options are:

a) Exercise the options on or before 28 April 2007.

b) Sell your options. Quotation of the options will cease at the close of trading on **19 April 2007**.

c) Do nothing (ie, allow your options to expire). If you do not exercise or sell your options they will expire on 26 APRIL 2007 and your right to subscribe for ordinary shares in Bone Medical Limited at $0.40 per share will lapse.

There is no obligation on option holders to exercise their options. However, under paragraph 6.1 of Appendix 6A of the Australian Stock Exchange (**ASX**) Listing Rules, the Company is required to advise option holders of the information contained in this notice.

The market sale price of ordinary shares in Bone Medical Limited on ASX was 45 cents on 30 March 2007, being the last trading day in Perth prior to the date of this notice.

During the three (3) months preceding the date of this notice:

- the highest market sale price of ordinary shares on ASX was 49 cents on 23 March 2007; and
- the lowest market sale price of ordinary shares on ASX was 14 cents on 7 February 2007.

If you wish to exercise your options then you must complete your "Notice of Exercise of Options" form printed on the back of this notice and forward it together with payment of $0.40 per option exercised to be received no later than 5:00pm (WST) on **28 April 2007** to the Company's share registry, being:

Security Transfer Registrars Pty Ltd
PO Box 535 OR 770 Canning Highway
APPLECROSS WA 6953 APPLECROSS WA 6953

Cheques should be made payable to "**BONE MEDICAL LIMITED**" in Australian dollars only and should be crossed "Not negotiable". If you have any further questions please do not hesitate to contact our Registry on telephone (08) 9315 2333, facsimile (08) 9315 2233, or e-mail registrar@securitytransfer.com.au.

Yours faithfully

Gabriel Chiappini
COMPANY SECRETARY

BONE MEDICAL LIMITED

Bone Medical

ABN: 70 009 109 755

TERMS AND CONDITIONS OF OPTIONS EXPRING 28 APRIL 2007 (BNEO)

(a) No monies will be payable for the issue of the Options.
(b) A certificate will be issued for the Options.
(c) The Options expire at 5.00 pm on the date that is 18 months after their issue (**"Expiry Date"**).
(d) The Option is a right in favour of the option holder to subscribe for one Share.
(e) The option holder may exercise Options any time prior to the Expiry Date.
(f) Shares allotted to option holders on exercise of Options shall be issued at a price of 40 cents each (**"Exercise Price"**).
(g) The Exercise Price of Shares the subject of the Options shall be payable in full on exercise of the Options.
(h) Options shall be exercisable by the delivery to the registered office of the Company of a notice in writing stating the intention of the option holder to:
(i) Exercise all or a specified number of Options; and
(ii) Pay the subscription monies in full for the exercise of each Option. The notice must be accompanied by the option certificate and a cheque made payable to the Company for the subscription monies for the Shares. An exercise of only some Options shall not affect the rights of the option holder to the balance of the Options held by the option holder.
(i) The Company shall allot the resultant Shares and deliver the holding statement within five Business Days of the exercise of the Option.
(j) Subject to any restrictions on transfer agreed between the Company and the option holder, the Options shall be freely transferable.
(k) Shares allotted pursuant to an exercise of Options shall rank, from the date of allotment, equally with existing ordinary fully paid Shares of the Company in all respects.
(l) The Company will apply for the Options to be listed for official quotation on the ASX. The Company will also in accordance with the Listing Rules make application to have Shares allotted pursuant to an exercise of Options listed for official quotation.
(m) In the event of any reorganisation of the issued capital of the Company (including consolidation, subdivisions, reduction or return), the rights of an option holder will be changed to the extent necessary to comply with the listing rules applying to a re-organisation of capital at the time of the re-organisation.
(n) The Options will not give any right to participate in dividends, bonus issues or entitlement issues until Shares are allotted pursuant to the exercise of the relevant Options.
(o) In the event that a pro rata issue (except a bonus issue) is made to the holders of the underlying securities in the Company, the exercise price of the Options may be reduced according to the following formula:

$$O' = O - \frac{E[P - (S + D)]}{N + 1}$$

where:
O' = the new exercise price of the Option.
O = the old exercise price of the Option.
Final Prospectus 270905 ASX announcement.DOC 25
E = the number of underlying securities in the Company into which one
Option is exercisable.
P = the average market price per security (weighted by reference to volume) of the underlying securities in the Company during the 5 trading days
ending on the day before the ex rights date or ex entitlements date.
S = the subscription price for a security under the pro rata issue.
D = the dividend due but not yet paid on the existing underlying securities
(except those to be issued under the pro rata issue).
N = the number of securities with rights or entitlements that must be held to receive a right to one new security in the Company.

NOTICE OF EXERCISE OF OPTIONS

To
The Directors
Bone Medical Limited

Share Registry:
Security Transfer Registrars Pty Ltd
Po Box 535 Canning Highway
APPLECROSS WA 6153
Email: registrar@securitytransfer.com.au
Website: www.securitytransfer.com.au
Ph: (618) 9315 2333 Fax: (618) 9315 2233

I/We.. Shareholder Number: ....

....

Of ....

....

Being the registered holder of Options hereby exercise such Options to subscribe for .... Ordinary fully paid shares at $0.40 per option.
I/We enclose application money of $ .... and authorise you to register me/us as the holder of the shares to be allotted to me/us and /we agree to accept such shares subject to the Rules of the Constitution of the Company

Individual or Holder 1	Securityholder 2	Securityholder 3	Date:
Director	Director/Secretary	Sole Director/Secretary	Day / Month / Year
Contact Name	Contact Telephone Number		

This application, with application money in Australian Currency, should be lodged at the Company's Share Registry on or before the Expiry Date.
NOTE: Cheque should be made payable to **Bone Medical Limited** and forwarded to Security Transfer Registrars Pty Ltd.

Bone Medical

ASX/MEDIA RELEASE

30th April 2007

BONE MEDICAL - Appendix 4c

Bone Medical Limited (ASX: BNE) ("Bone Medical" or "the company")

Attached is Bone Medical Limited's appendix 4c for the March 07 quarter.

Bone Medical also announces the receipt of applications for the exercise of approximately 5.3 million options at $0.40 each totalling approximately AU$ 2.1 million.

- ENDS -

For more information about Bone Medical Limited, please contact:

Paul Hopper
Executive Chairman
Mobile +1 858 200 5636 (USA)
Australian Office +61 8 9355 5123

Or visit: www.bonemedical.com

About Bone Medical Limited

Bone Medical Limited is an international biopharmaceutical development company positioned to exploit the growing market in the treatment of bone disease particularly in osteoporosis and arthritis. Bone has a portfolio of biopharmaceutical development projects for the treatment of bone disease including,

Osteoporosis

- Capsitonin™ oral calcitonin
- oral parathyroid hormone
- bone cell regulators BN005 & BN008

Arthritis

- TNF regulators BN006
- joint protection & collagen tolerance BN007

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

BONE MEDICAL LIMITED

ABN	Quarter ended ("current quarter")
70 009 109 755	31st March 2007

Consolidated statement of cash flows

Cash flows related to operating activities			Current quarter $A	Year to date (12 months) $A
1.1	Receipts from customers			
1.2	Payments for	(a) staff costs	(133,255)	(431,951)
		(b) advertising and marketing	-	-
		(c) research and development	(359,250)	(1.287,724)
		(d) leased assets	-	-
		(e) other working capital	(196,253)	(503,005)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		8,839	29,874
1.5	Interest and other costs of finance paid		-	-
1.6	Income taxes paid		-	-
1.7	Other – Government Grants		249,158	540,394
	Net operating cash flows		**(430,761)**	**(1,652,412)**

+ See chapter 19 for defined terms.

		Current quarter $A	Year to date (12 months) $A
1.8	Net operating cash flows (carried forward)	**(430,761)**	**(1,652,412)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	(2,608)	(2,608)
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	© intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	**(2,608)**	**(2,608)**
1.14	**Total operating and investing cash flows**	**(433,369)**	**(1,655,020)**
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	-	1,783,107
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Other:- Government Grants Income	-	-
	Net financing cash flows	-	**1,783,107**
	Net increase (decrease) in cash held	**(433,369)**	**128,087**
1.21	Cash at beginning of quarter/year to date	782,014	220,558
1.22	Exchange rate adjustments to item 1.20	-	-
1.23	**Cash at end of quarter**	**348,645**	**348,645**

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A
1.24	Aggregate amount of payments to the parties included in item 1.2	210,805
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Nil

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Nil

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Nil

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A	Amount used $A
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $A	Previous quarter $A
4.1 Cash on hand and at bank	14,588	34,044
4.2 Deposits at call	334,057	247,970
4.3 Bank overdraft	-	-
4.4 Other – Investment Bill	-	500,000
Total: cash at end of quarter (item 1.22)	**348,645**	**782,014**

Acquisitions and disposals of business entities

	Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1 Name of entity	Nil	Nil
5.2 Place of incorporation or registration		
5.3 Consideration for acquisition or disposal		
5.4 Total net assets		
5.5 Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies, which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does /~~does not~~* *(delete one)* give a true and fair view of the matters disclosed.

Sign here: [signature]

Chief Financial Officer Date: 30th April 2007

Print name: Ed Daquino

END